Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the use in this Registration Statement of Century Aluminum Company on Form S-4 of our report dated February 9, 2004 (which expresses an unqualified opinion and includes an explanatory paragraph as to the adoption of Statement of Financial Accounting Standards No. 143 “Accounting for Asset Retirement Obligations”), appearing in the Prospectus, which is part of this Registration Statement, and of our report dated February 9, 2004 relating to the financial statement schedule appearing elsewhere in this Registration Statement.

We also consent to the reference to us under the headings “Summary Financial and Other Data of Century Aluminum,” “Selected Historical and Pro Forma Consolidated Financial Data” and “Experts” in such Prospectus.

/s/ Deloitte & Touche LLP

Pittsburgh, Pennsylvania

December 29, 2004